Filed Pursuant to Rule 433

Registration Statement No. 333-275097

August 7, 2024

GENUINE PARTS COMPANY

Pricing Term Sheet

$750,000,000 4.950% Senior Notes due 2029

This pricing term sheet to the preliminary prospectus supplement dated August 7, 2024 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the Securities. The information in this pricing term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Terms Applicable to the Securities

Issuer:	Genuine Parts Company

Security Type:	Senior Unsecured Fixed Rate Notes

Offering Format:	SEC-registered

Aggregate Principal Amount:	$750,000,000

Trade Date:	August 7, 2024

Ratings (Moody’s / S&P)*:	Baa1 (stable) / BBB (stable)

Settlement Date**:	August 9, 2024 (T+2)

Securities:	4.950% Senior Notes due 2029

Stated Maturity:	August 15, 2029

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2025

Coupon:	4.950%

Benchmark Treasury:	UST 4.000% due July 31, 2029

Benchmark Treasury Price / Yield:	101-01 1/4 / 3.769%

Spread to Benchmark Treasury:	+125 bps

Yield to Maturity:	5.019%

Price to Public:	99.696% of principal amount

Optional Redemption:

Make-whole call:

Prior to July 15, 2029 (one month prior to the maturity date of the Notes), the issuer may at its option redeem all or a portion of the Notes at a redemption price equal to the greater of:

•  the (a) sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on July 15, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus (x) 20 basis points less (b) interest accrued to the date of redemption, and

•  100% of the principal amount of the Notes to be redeemed

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par call:	In addition, on or after July 15, 2029 (one month) prior to the maturity date of the Notes), the issuer may redeem the Notes in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	372460AF2 / US372460AF25

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC PNC Capital Markets LLC Santander US Capital Markets LLC

Book-Running Managers:	TD Securities (USA) LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC Truist Securities, Inc.

Senior Co-Managers:	NatWest Markets Securities Inc. BofA Securities, Inc. U.S. Bancorp Investments, Inc. ANZ Securities, Inc.

Co-Managers:	ING Financial Markets LLC Citizens JMP Securities, LLC Commerz Markets LLC Credit Agricole Securities (USA) Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**

Note: It is expected that delivery of the notes will be made to investors against payment therefor on or about August 9, 2024, which will be the second business day following the date hereof (such settlement being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day before the settlement date may be required, by virtue of the fact that the notes initially settle in T+2, to specify alternate settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during the period described above should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at +1 (866) 803-9204, Goldman Sachs & Co. LLC at +1 (866) 471-2526, PNC Capital Markets LLC at +1 (855) 881-0697, or Santander US Capital Markets LLC at +1 (855) 403-3636

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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